                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                   FORM 11-K


              [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                                [FEE REQUIRED]


                  For the Fiscal Year ended February 29, 2000

                                      OR

              [_] TRANSITION REPORT PURSUANT TO SECTION 15(d)\
                        OF THE SECURITIES EXCHANGE ACT
                               [NO FEE REQUIRED]


                          Commission File No. 0-2733


 A.  Full title of the plan and the address of the plan, if different from that of the issuer named below.

             AZTEC MANUFACTURING CO. EMPLOYEE BENEFIT PLAN & TRUST


 B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                               AZZ incorporated
                             400 North Tarrant St.
                             Crowley, Texas 76036

AZTEC MANUFACTURING CO. EMPLOYEE BENEFIT PLAN & TRUST
-----------------------------------------------------

FORM 11-K FOR THE YEAR ENDED FEBRUARY 29, 2000
----------------------------------------------


TABLE OF CONTENTS
-----------------


REPORT OF INDEPENDENT AUDITORS

FINANCIAL STATEMENTS

     Statements of Net Assets Available for Benefits at February 29, 2000 and February 28, 1999

     Statements of Changes in Net Assets Available for Benefits for the Years ended February 29, 2000 and February 28, 1999

     Notes to Financial Statements

SUPPLEMENTAL SCHEDULES:

     Item 27a Form 5500, Schedule H, Line 4i - Schedule of Assets Held for Investment Purposes at February 29, 2000

     Item 27d Form 5500, Schedule H, Line 4j - Schedule of Reportable Transactions for the Year Ended February 29, 2000

SIGNATURES

EXHIBITS:

     23.1 Consent of Whitley Penn

                                  SIGNATURES

     The Plan.  Pursuant to the requirements of the Securities Act of 1933, the
     --------
trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized on November 28, 2000.


                                    Aztec Manufacturing Co. Employee Benefit
                                    Plan & Trust


                                    By: First Nebraska Trust Company


                                    By: /s/ Renee Zikmund/AVP
                                       --------------------------------------

                            AZTEC MANUFACTURING CO.
                         EMPLOYEE BENEFIT PLAN & TRUST

                FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

          For the Years Ended February 29, 2000 and February 28, 1999


                               Table of Contents

Report of Independent Auditors.........................................................   1

Financial Statements:

     Statements of Net Assets Available for Benefits...................................   2

     Statements of Changes in Net Assets Available for Benefits........................   3

Notes to Financial Statements..........................................................   4

Supplemental Schedules:

     Form 5500, Schedule H, Line 4i - Schedule of Assets Held for Investment Purposes..  10

     Form 5500, Schedule H, Line 4j - Schedule of Reportable Transactions..............  11



All other schedules required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted since they are either not applicable or the information required therein has not been included in the financial statements or notes thereto.

                        REPORT OF INDEPENDENT AUDITORS



Plan Administrator
Aztec Manufacturing Co. Employee Benefit Plan & Trust

We have audited the accompanying statements of net assets available for benefits of the Aztec Manufacturing Co. Employee Benefit Plan & Trust as of February 29, 2000 and February 28, 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Aztec Manufacturing Co. Employee Benefit Plan & Trust as of February 29, 2000 and February 28, 1999, and the changes in its net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental information is the responsibility of the Plan's management. The supplemental information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


Fort Worth, Texas
August 14, 2000

             AZTEC MANUFACTURING CO. EMPLOYEE BENEFIT PLAN & TRUST

                STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                                                                                 February 29,                 February 28,
                                                                                     2000                         1999
                                                                              -----------------             ----------------
Assets
Investments, at fair value:
    Shares of registered investment companies:
      Mutual funds                                                               $  5,727,382                 $  4,234,005
    Common stocks                                                                     496,279                      402,080
    Short-term investments                                                              4,184                      689,555
                                                                              -----------------             ----------------
Total investments                                                                   6,227,845                    5,325,640

Receivables:
    Employer contributions                                                          1,062,781                      784,000
    Participant contributions                                                          16,361                            -
    Interest                                                                                -                       11,895
                                                                              -----------------             ----------------
Total receivables                                                                   1,079,142                      795,895
                                                                              -----------------             ----------------
Total assets                                                                        7,306,987                    6,121,535

Liabilities
    Other liabilities                                                                       -                        8,656
                                                                              -----------------             ----------------
Net assets available for benefits                                                $  7,306,987                 $  6,112,879
                                                                              =================             ================

             AZTEC MANUFACTURING CO. EMPLOYEE BENEFIT PLAN & TRUST

          STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                                                                                 Year ended                   Year ended
                                                                                 February 29,                 February 28,
                                                                                    2000                         1999
                                                                             ------------------           ------------------
Additions in net assets attributed to:
    Investment income:
      Interest and dividend income                                            $         420,139            $        364,646
      Net realized and unrealized gains (losses)                                        565,980                    (420,955)
                                                                             ------------------           ------------------
                                                                                        986,119                     (56,309)
    Contributions:
      Employer                                                                        1,066,911                      784,000
      Participants                                                                       36,802                            -
      Rollovers                                                                           3,966                            -
                                                                             ------------------           ------------------
                                                                                      1,107,679                      784,000

Total additions                                                                       2,093,798                      727,691

Deductions from net assets attributed to:
    Benefits paid to participants                                                       856,828                      605,397
    Administrative expenses                                                              42,862                       36,860
                                                                             ------------------           ------------------
Total deductions                                                                        899,690                      642,257
                                                                             ------------------           ------------------

Net increase in net assets available for benefits                                     1,194,108                       85,434

Net assets available for benefits:
    Beginning of year                                                                 6,112,879                    6,027,445
                                                                             ------------------           ------------------

    End of year                                                               $       7,306,987            $       6,112,879
                                                                             ==================           ==================

             AZTEC MANUFACTURING CO. EMPLOYEE BENEFIT PLAN & TRUST

                         NOTES TO FINANCIAL STATEMENTS

                               February 29, 2000


A.   Description of the Plan

The following description of the Aztec Manufacturing Co. Employee Benefit Plan & Trust (the "Plan") provides only general information. The Plan is sponsored by AZZ incorporated, formerly Aztec Manufacturing Co. (the "Company"). Participants should refer to the Plan Agreement or Summary Plan Description for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering substantially all full-time employees of the Company and its affiliates who have completed one year of service and attained eighteen years of age. Entry dates into the Plan are no later than the earlier of (a) six months after such eligibility requirements are met, or (b) the first day of the first Plan year after such requirements are met.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Effective December 1, 1999, the Plan sponsor adopted the MFS Fund Distributors, Inc. Non-Standardized 401(k) Profit Sharing Plan and Trust and appointed First Nebraska Trust Company as the trustee of the trust established under the Plan. Effective upon such adoption participants are allowed to make tax-deferred contributions to the Plan and to change their investment options at any time.

Contributions

Participants may elect to contribute from 1% to 12% of their eligible compensation, subject to Internal Revenue Service limitations. The Company provides discretionary matching contributions equal to a percentage of participant contributions as determined annually by the Company's board of directors. Additionally, the Company may contribute discretionary profit sharing amounts to the Plan as determined each year by the Company's board of directors. Maximum contributions may not exceed the lesser of (a) $30,000 or
(b) 25% of the participant's compensation for the year. To be eligible to receive matching contributions and profit sharing contributions, participants must be actively employed on the last day of the Plan year and must have completed 1,000 hours of service.

Participants may elect to commence voluntary contributions or modify the amount of voluntary contributions made on March 1, June 1, September 1 and December 1 of each year.

Participant Accounts

A separate account is maintained for each participant and is credited with the participant's contributions, the Company's contributions and actual earnings thereon as well as forfeitures of terminated participants' nonvested accounts.

             AZTEC MANUFACTURING CO. EMPLOYEE BENEFIT PLAN & TRUST

A.   Description of the Plan - continued

Forfeited Accounts

Forfeited balances of terminated participants' nonvested accounts are reallocated among remaining participants in the proportion that each participant's compensation for the year bears to the total compensation of all participants for the year. During fiscal 1999 approximately $86,000 of forfeitures were allocated to remaining participants. At February 29, 2000, net assets available for benefits include approximately $78,000 of unallocated forfeitures that will be allocated among remaining participants in fiscal 2001.

Investment Options

Effective December 1, 1999, participants may direct their contributions in any of the following investment options, with the exception of AZZ incorporated common stock for which participants may only hold or sell existing shares:

Mutual Funds:

 .   MFS Bond Fund A - Seeks current income consistent with prudent investment risk. The fund normally invests at least 65% of assets in convertible and nonconvertible debt, preferred stocks, U.S. government debt, and commercial paper. It may invest no more than 20% of assets in debt rated below investment-grade. The fund may also hold up to 10% of assets in common stocks acquired through conversion of other securities.

 .   Massachusetts Investors Trust Fund A - Seeks current income and long-term growth of capital and income. The fund invests primarily in common stocks and convertibles, emphasizing securities that management considers to be of high or improving quality. It may invest up to 20% of assets in foreign securities; this limit does not apply to ADRs. The fund may also invest a portion of assets in debt securities and cash equivalents.

 .   MFS Total Return Fund A - Seeks income; opportunity for growth of capital and income is secondary. The fund generally maintains 40% to 75% of assets in equity securities. It typically invests the balance in debt securities, including up to 20% of assets in debt rated below BB. The fund may invest in foreign securities, including Brady Bonds.

 .   MFS Capital Opportunities Fund A - Seeks capital appreciation. Current income in incidental. The fund invests primarily in common stocks. It may also hold fixed-income securities, but it may not invest more that 15% of assets in debt rated below BBB. The fund may invest up to 35% of assets in foreign securities that are not traded on a U.S. exchange, including emerging-markets issues; it may also invest in ADRs.

             AZTEC MANUFACTURING CO. EMPLOYEE BENEFIT PLAN & TRUST

A.   Description of the Plan - continued

 .    MFS Global Equity Fund A - Seeks capital appreciation. The fund invests in equities issued by foreign and domestic companies. It may invest up to 50% of assets in securities of U.S. or Canadian issuers. The fund may also invest in securities issued by companies in emerging markets. The fund may engage in options on securities and stock indexes.

Common Stocks:

 .    AZZ incorporated common stock - Funds are invested solely in common stock of AZZ incorporated (NYSE: AZZ).

Short-term Investments:

 .    MFS Money Market Fund - Seeks a high level of current income as is consistent with preservation of capital and liquidity. The fund invests at least 80% of its assets in U. S. government securities, repurchase agreements, certificates of deposit, commercial paper or other short-term obligations. The fund may also invest 20% of its total assets in U. S. dollar-denominated securities of foreign issuers.


Vesting

The participants' voluntary contributions to the Plan plus actual earnings or losses thereon are fully vested at all times. The participant's share of matching contributions and profit sharing contributions and earnings and losses thereon vest in accordance with the following schedule:

                                                      Vesting
                    Years of Service                 Percentage
             ------------------------------       ----------------

                    Less than 3 years                     0%
                3 years, but less than 4                 20%
                4 years, but less than 5                 40%
                5 years, but less than 6                 60%
                6 years, but less than 7                 80%
                    7 years or more                     100%

Participants will vest 100% upon attainment of age 65, or in the event of death or disability while in the employment of the Company.

             AZTEC MANUFACTURING CO. EMPLOYEE BENEFIT PLAN & TRUST

A.   Description of the Plan - continued

Participant Withdrawals

On termination of service, if the participant's vested benefits are less than $5,000, the benefit is payable in a lump sum. If the vested benefit is greater than $5,000, the participant may elect to receive either a lump-sum amount or annual installments over a period not to exceed the life expectancy of the participant and the participant's beneficiary. Prior to termination of service, a participant may elect to receive all or any portion of his accrued benefit if the participant has participated in the Plan at least five years and is 100% vested.


B.  Summary of Significant Accounting Policies

The financial statements of the Plan are presented on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Accordingly, actual results may differ from these estimates.

Investment Valuation

Investments in mutual funds are stated at fair value using quoted prices in an active market, which represent the net asset values of shares held by the Plan at year-end. The investments in AZZ incorporated common stock are valued at the closing price on the New York Stock Exchange. Amounts invested on a short-term basis are in highly liquid assets; the fair value and cost basis of these invested funds are equal. Purchases and sales of securities are recorded on the trade-dates. Gains or losses on sales of securities are calculated using the average cost of the securities sold. Interest income is recorded on the accrual basis.

All investments, earnings thereon, and uninvested cash were held by MFS Fund Distributors, Inc. and Frost National Bank at February 29, 2000 and February 28, 1999, respectively, under separate trust agreements. The Plan's investments are generally subject to market or credit risks customarily associated with debt and equity investments.

Contributions

Contributions from the participants and the employer are accrued in the period in which they are deducted in accordance with salary deferral agreements and as they become obligations of the Company, as determined by the Plan's administrator.

             AZTEC MANUFACTURING CO. EMPLOYEE BENEFIT PLAN & TRUST

B.   Summary of Significant Accounting Policies - continued

Payment of Benefits

Benefits are recorded when paid.

Plan Expenses

Employees of the Company perform certain administrative functions with no compensation from the Plan. The Company or the Plan pays administrative expenses of the Plan. Administrative expenses paid by the Plan are properly reflected in the accompanying statements of changes in net assets available for benefits.


C.   Investments

Individual investments that represent 5% or more of the fair value of net assets available for benefits at the financial statement date for 2000 and 1999 are as follows:

                                                               2000                1999
                                                           ------------        ------------
     MFS Bond Fund A                                         $2,469,483        $          -
     Massachusetts Investors Trust Fund A                     1,142,129                   -
     MFS Capital Opportunities Fund A                           870,359                   -
     MFS Global Equity Fund A                                 1,242,361                   -
     AZZ incorporated common stock                              496,279             402,080
     Goldman-Sachs Short-term Treasury Obligation Fund                -             689,555
     Euro Pacific Growth Fund                                         -             797,343
     Pimco Low Duration Fund                                          -           2,039,170
     Washington Mutual Investors                                      -           1,093,977


D.  Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                                     February 29,           February 28,
                                                                        2000                   1999
                                                                     ------------           ------------
  Net assets available for benefits per the financial statements       $7,306,987             $6,112,879
  Amounts allocated to withdrawing participants                                 -                 10,460
                                                                     ------------           ------------
  Net assets available for benefits per the Form 5500                  $7,306,987             $6,102,419
                                                                     ============           ============

             AZTEC MANUFACTURING CO. EMPLOYEE BENEFIT PLAN & TRUST

D.   Reconciliation of Financial Statements to Form 5500 - continued

The following is a reconciliation of benefits paid to participants per the financial statements to the
Form 5500:

                                                                     February 29,           February 28,
                                                                        2000                   1999
                                                                     ------------           ------------
  Benefits paid to participants per the financial statements             $856,828               $605,397
  Amounts allocated to withdrawing participants                                 -                 10,460
  Prior year allocations to withdrawing participants reported
     as payments on the current year financial statements                 (10,460)                     -
                                                                     ------------           ------------
  Benefits paid to participants per the Form 5500                        $846,368               $615,857
                                                                     ============           ============

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to the Plan's year-end but not yet paid as of that date.


E.   Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.


F.   Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated August 24, 1994, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code), and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification.

The Plan sponsor, on December 1, 1999, adopted the MFS Fund Distributors, Inc. Non-Standardized 401(k) Profit Sharing Plan and Trust and is in the process of filing for a determination letter. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

             AZTEC MANUFACTURING CO. EMPLOYEE BENEFIT PLAN & TRUST


                                 SUPPLEMENTAL
                                   SCHEDULES

             AZTEC MANUFACTURING CO. EMPLOYEE BENEFIT PLAN & TRUST

FORM 5500, SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                               February 29, 2000

Plan:  001

EIN:   75-0948250

                                                                                                 (d)               (e)
                       (b)                                  (c)                               Shares or            Fair
   (a)          Identity of Issue                Description of Investments                     Units              Value
--------    -----------------------        ----------------------------------------          ------------      -------------
 *          MFS                           MFS Bond Fund A                                         203,250       $  2,469,483
 *          MFS                           Massachusetts Investors Trust Fund A                     58,601          1,142,129
 *          MFS                           MFS Total Return Fund A                                     235              3,050
 *          MFS                           MFS Capital Opportunities Fund A                         37,435            870,359
 *          MFS                           MFS Global Equity Fund A                                 53,229          1,242,361
 *          AZZ incorporated              AZZ incorporated common stock                            45,952            496,279
 *          MFS                           MFS Money Market Fund                                     4,184              4,184
                                                                                                               -------------
                                                                                                               $   6,227,845
                                                                                                               =============

                                       11

             AZTEC MANUFACTURING CO. EMPLOYEE BENEFIT PLAN & TRUST

     FORM 5500, SCHEDULE H, LINE 4j - SCHEDULE OF REPORTABLE TRANSACTIONS

                         Year Ended February 29, 2000

Plan:  001

EIN:   75-0948250

                                                                                                      (h) Current
                                                                                                        Value of
                                                                                                        Asset on    (i) Net
 (a) Identity of                                             (c) Purchase  (d) Selling  (g) Cost of   Transaction   Gain or
  Party Involved          (b) Description of Asset                Price         Price        Asset        Date      (Loss)
====================================================================================================================================

Category (i) - Individual transactions in excess of 5% of Plan assets.
---------------------------------------------------------------------
Goldman-Sachs      Short-term Treasury Obligation Fund     $           -   $   596,508   $   596,508    $  596,508  $       -
                   Euro Pacific Growth Fund                            -       920,766       724,853       920,766    195,913
                   Parkstone Small Cap A                               -       348,293       456,160       348,293   (107,867)
                   Pimco Low Duration Fund                             -     2,061,405     2,093,392     2,061,405    (31,987)
                   Washington Mutual Investors                         -     1,189,054       648,397     1,189,054    540,657
*MFS               MFS Bond Fund A                             2,635,990             -     2,635,990     2,635,990          -
*MFS               MFS Bond Fund A                                     -       347,067       344,620       347,067      2,447
*MFS               Massachusetts Investors Trust Fund A        1,054,395             -     1,054,395     1,054,395          -
*MFS               MFS Capital Opportunities Fund A              527,198             -       527,198       527,198          -
*MFS               MFS Global Equity Fund A                    1,054,396             -     1,054,396     1,054,396          -

Category (iii) - Series of securities transactions in excess of 5% of Plan assets
---------------------------------------------------------------------------------

                   Euro Pacific Growth Fund                $       7,018   $         -   $     7,018    $    7,018  $       -
                   Euro Pacific Growth Fund                            -       920,766       724,853       920,766    195,913
                   Pimco Low Duration Fund                        53,307             -        53,307        53,307          -
                   Pimco Low Duration Fund                             -     2,061,405     2,093,392     2,061,405    (31,987)
                   Washington Mutual Investors                     9,862             -         9,862         9,862          -
                   Washington Mutual Investors                         -     1,189,054       648,397     1,189,054    540,657
                   Short Term Prime Portfolio-I               11,891,999             -    11,891,999    11,891,999          -
                   Short Term Prime Portfolio-I                        -    11,891,999    11,891,999    11,891,999          -
*MFS               MFS Bond Fund A                             2,651,368             -     2,651,368     2,651,368          -
*MFS               MFS Bond Fund A                                     -       347,067       344,620       347,067      2,447

There was no category (ii) or (iv) reportable transactions during the year ended February 29, 2000.

*Indicates a party-in-interest to the Plan

Columns (e) and (f) are not applicable.

                                       12